Fresenius Medical Care AG & Co. KGaA

Ms Cecilia Blye	POB
Chief	61346 Bad Homburg
Office of Global Security Risk	Germany
Division of Corporation Finance	www.fmc-ag.com
100 F Street N.E.
Washington, DC 20549

November 26, 2014

Fresenius Medical Care AG & Co. KGaA

Form 20-F for the Year Ended December 31, 2013

Filed February 25, 2014

File No. 1-32749

Dear Ms Blye,

On behalf of Fresenius Medical Care AG & Co. KGaA (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated November 12, 2014 relating to the Company’s Form 20-F for the year ended December 31, 2013 (File No. 1-32749), which was filed on February 25, 2014 (the “Form 20-F”).

To assist the Staff’s review of the Company’s responses, the Staff’s comments have been repeated in bold type below, and the Company’s response to the comments appears immediately following the comments. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

General

1.              We are aware of publicly available information indicating that your devices likely are sold in Syria. Also, you state on page 1 and elsewhere that you operate in Africa and Latin America, references to which can be understood to include Sudan and Cuba. Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 20-F about contacts with Cuba, Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Sudan

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, Registered Office and

Commercial Register: Hof an der Saale, HRB 4019, VAT-ID No.: DE 811127677, Chairman of Supervisory Board: Dr. Gerd Krick

General Partner: Fresenius Medical Care Management AG, Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Rice Powell (Chairman), Michael Brosnan, Roberto Fusté, Ronald Kuerbitz, Dr. Olaf Schermeier, Kent Wanzek, Dominik Wehner, Chairman of Supervisory Board: Dr. Ulf M. Schneider

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRESDEFF501

and Syria, whether through direct or indirect arrangements. You should describe any goods, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

The Company’s dedication to providing its life-saving dialysis products to patients with chronic kidney failure extends worldwide, including the sale of such products in compliance with applicable laws to Syria, Sudan, and Cuba and other countries that may be the subject of sanctions either by the U.S.A. or by other jurisdictions. Because the Company sells its products worldwide, the Company actively employs comprehensive policies, procedures, and systems to ensure compliance with applicable U.S. export controls and economic sanctions laws, and other applicable export controls and sanctions laws, including those of the EU. The Company educates and trains its employees about U.S. and other export control and economic sanctions compliance requirements pertaining to its business. The Company also regularly reviews and updates policies and procedures for conducting its business to maintain ongoing compliance with U.S. and other export controls and economic sanctions.

In light of the humanitarian nature of our products and the patients that rely on and benefit from our products, the Company currently expects to continue selling dialysis products to these countries, as well as Iran (as the Company has previously disclosed in its 20-F filings). During the first nine-months ended September 30, 2014 and the year ended December 31, 2013, the Company sold approximately $11.0 million and $10.5 million, respectively, of dialysis products to third parties in Syria, Sudan and Cuba.  The Company’s first nine-months 2014 and full year 2013 sales to Syria, Sudan and Cuba represent 0.10% and 0.07% of its total revenues, respectively. The products sold included dialysis machines, spare parts for dialysis machines, hemodialysis concentrates and related disposable products and supplies for dialysis and dialysis-related water treatment equipment and spare parts therefore. All such sales were made by the Company’s German subsidiary and were made directly and indirectly to the governments of these countries through public purchasing organizations, distributors or state sponsored hospitals.

Due to the volume of sales to the countries discussed above, the Company takes the position that such sales, individually and in the aggregate, are not material, and that disclosure of such sales, other than those disclosures required in accordance with Section 13(r) of the Securities Exchange Act, is not required and would not be meaningful to investors.

As requested in the comment letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional written comments, please contact me by fax at 011-49-6172-2280 or by email at Michael.Brosnan@fmc-ag.com. Please send a copy of any such questions or comments to Robert A. Grauman, of Baker & McKenzie LLP, by fax at (212) 310-1687 or by email at Robert. Grauman@bakermckenzie.com and to Charles F. Niemeth, of Baker & McKenzie LLP, by fax at (212) 310-1886 or by email at Charles.Niemeth@bakermckenzie.com.

Thank you for your consideration.

Sincerely,

FRESENIUS MEDICAL CARE AG & CO. KGaA

a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,

its general partner

/s/ MICHAEL BROSNAN
Michael Brosnan
Chief Financial Officer of the General Partner

cc:
John Reynolds

Assistant Director

Division of Corporate Finance

Pradip Bhaumik

Special Counsel

Office of Global Security Risk